EXHIBIT 99.1

Brookfield Announces Senior Appointments in Renewables Business

Appointments will enable the firm to further scale the business and enhance capabilities

BROOKFIELD, NEWS, Oct. 05, 2020 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX: BEP.UN; NYSE: BEP; BEPC) (“Brookfield Renewable”), the world’s largest pure-play publicly traded renewable power business, today announced the following senior appointments:

Mark Carney, who recently joined Brookfield Asset Management as Vice Chair and Global Head of ESG and Impact Investing, has been named a Vice Chair of Brookfield Renewable.

Connor Teskey has been appointed CEO of Brookfield Renewable. Having been with Brookfield since 2012, Mr. Teskey has most recently served as Brookfield Renewable’s Chief Investment Officer. In that role, he has been instrumental in developing and implementing the business’ growth strategy.

Sachin Shah, currently CEO of Brookfield Renewable, has been named Chief Investment Officer for Brookfield Asset Management. While Mr. Shah will relinquish his role as CEO, he will continue to be responsible for Brookfield’s renewable power activities for the firm’s private funds. He will also be a Vice Chair of Brookfield Renewable.

Bruce Flatt, CEO of Brookfield Asset Management, said, “With Brookfield Renewable now one of the largest renewable electricity generators and developers in the world, we continue to plan for new areas of growth. These appointments will help us move to the next phase of expansion, helping governments and corporations meet their renewable power and energy transition targets and driving decarbonization initiatives around the world.”

These appointments are effective immediately.

* * * * * *

Brookfield Renewable operates one of the world’s largest publicly traded, pure-play renewable power platforms. Its portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals over 19,000 megawatts of installed capacity and an 18,000 megawatt development pipeline. Investors can access its portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at www.bep.brookfield.com and www.bep.brookfield.com/bepc. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with approximately $550 billion of assets under management.

Contact information:

Media: Claire Holland (416) 369-8236 claire.holland@brookfield.com	Investors: Cara Silverman (416) 649-8172 cara.silverman@brookfield.com